UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 2, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:March 2, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - February 2017

Mumbai, March 2, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for February 2017

Category	Vehicle Model	Production		Domestic Sales		Exports
		FEB 2016	FEB 2017	FEB 2016	FEB 2017	FEB 2016	FEB 2017
Micro	NANO	1594	490	1414	312	203	56
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO	9865	12347	7870	9655	43	77
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	58	0
UV1	SUMO	966	874	791	880	80	0
UV2	SAFARI, SUMO GRANDE, MOVUS	876	445	835	399	13	26
UV3	ARIA, HEXA	4	937	0	1026	0	1
V1	VENTURE	51	2	52	5	0	0
V2	ACE MAGIC, MAGIC IRIS	2769	1691	2173	1680	37	13
N1- A1	ACE, ACE EX, ACE Zip	9952	8536	7873	7049	1188	1189
N1- A2	Super ACE, TATA207, XENON, Winger DV	4410	3700	2935	3635	1283	780
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	181	240	90	61	3	1
M2- A2	Winger 14 seats, SFC407, CityRide	428	200	194	194	33	41
N2- A1	SFC407, LPT407	982	728	1374	1510	78	101
N2- A2	SFC709, LPT709	1203	947	279	302	132	131
N2- A3	LPT9109	920	574	356	514	112	131
N2- A4	LPT1109	434	353	1016	803	160	115
M3- A2	LP709, SFC410, LP410	1071	1162	780	940	189	127
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	772	643	508	503	185	208
M3- C2	LPO1512, LPO1612, Starbus, Divo	633	787	700	1064	235	437
N3- A1	LPT1613, LPK1616, SK1613	3718	3213	2259	1866	490	1063
N3- B1(a)	LPT2518, LPK2518	3159	2595	3549	3913	120	279
N3- B1(b)	LPT3118	4247	3919	3699	3923	374	3
N3- B2(b)	LPS3518. LPS3015, LPS3516	352	0	415	716	0	63
N3-B2(d)	LPS4018, LPS4023	2154	1078	2276	1685	124	52
N3- B2(e)	LPS4928	354	428	94	44	2	1

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.